UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

ASHFORD HOSPITALITY PRIME, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044102101

(CUSIP Number)

Lyle Weisman

14001 Ventura Boulevard

Sherman Oaks, California 91423

818-930-0230

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 044102101

1.	Names of Reporting Persons Weisman Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) -0-% (1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP NUMBER: 044102101

1.	Names of Reporting Persons Weisman Capital Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) -0-% (1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons Lyle Weisman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 376,402
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 376,402
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 376,402 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.19% (1)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 044102101

1.	Names of Reporting Persons Daniel Weisman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *% (1)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 044102101

1.	Names of Reporting Persons Joseph Malka
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,794
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,794
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,794 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.047% (1)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 044102101

1.	Names of Reporting Persons 186 Lenox LLC (formerly known as AHP Holdings LLC)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 131,300
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 131,300
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,300
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.412% (1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons Joel Aaronson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 134,500
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 134,500
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 134,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.423% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	See Item 5 below. Based on 31,776,515 shares of Issuer’s common stock deemed to be outstanding as of March 2, 2017 (after giving effect to Issuer’s reported underwritten public offering and sale on March 2, 2017 of 5,750,000 shares common stock), Reporting Persons may be deemed to have beneficial ownership of less than 2% of the outstanding shares of Issuer's common stock. As of February 24, 2017, Issuer had 26,026,515 shares of common stock outstanding as reported in its Form 10-K as filed with the Commission on February 28, 2017.

(2)	Includes shares beneficially owned (i) by Mr. Aaronson individually, (ii) by his SEP IRA, and (iii) by a trust of which he is sole trustee.

Weisman Group is an association of investors and private companies formed in order to seek a more effective means of maximizing the value of the investments of its Members in the Shares of Ashford Hospitality Prime, Inc., a Maryland corporation (the “Company” or “AHP”). Weisman Capital Group is a private company and member of Weisman Group. Lyle Weisman is a developer, owner and manager of commercial and residential real estate, Daniel Weisman is the son of Lyle Weisman and is a private real estate investor, Joseph Malka is a private real estate investor. Messrs. Lyle Weisman, Daniel Weisman and Joseph Malka are managers of Weisman Group. Lyle Weisman and Joseph Malka are managers of Weisman Capital Group. AHP Holdings, LLC, a California limited liability company holds shares in AHP as an investment, and Joel Aaronson is an attorney and private investor. As set forth below, based on the actions described herein, as of February 28, 2017 each of the Reporting Persons had ceased to be the beneficial owner of more than five percent of the Shares.

This Amendment No. 5 to Schedule 13D amends and supplements and represents the Final Amendment to the Schedule 13D filed on April 21, 2016 (as amended and supplemented from time to time, the “Schedule 13D”).  Item 4 and Item 5 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Shares”) of AHP previously filed by the Weisman Group (who collectively are referred to as the “Reporting Persons”), are hereby amended as follows:

ITEM 4. PURPOSE OF TRANSACTION.

As of February 28, 2017, the Reporting Persons had elected to disband as a group, relinquishing voting rights and dispositive rights acquired, and as a result no longer maintain beneficial ownership, or voting power or investment power over more than 5% of the equity securities of Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The percentages used in this Item and in the rest of the Schedule 13D are calculated based upon an aggregate of 31,776,515 shares outstanding as March 2, 2017, as reported in Issuer’s Prospectus Supplement filed with the Commission on March 1, 2017.

As of February 28, 2017, the Reporting Person had elected to disband and no longer act as group, relinquishing voting rights and dispositive rights acquired. The Reporting Persons, individually and collectively, have accordingly ceased to be the beneficial owner of more than five percent of the Issuer’s common stock and as a result this Amendment constitutes an exit filing for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: March 3, 2017	/s/ Lyle Weisman
Lyle Weisman Individually, as Manager of Weisman Group LLC, as Manager of Weisman Capital Group LLC

/s/ Daniel Weisman
Daniel Weisman

/s/ Joseph Malka[1]
Joseph Malka

186 Lenox LLC (formerly AHP Holdings LLC)

By:	/s/ Michael Kest[1]
Michael Kest

/s/ Joel Aaronson[1]
Joel Aaronson

1 By power of attorney pursuant to Joint Filing Agreement filed with Schedule 13D.

/s/ Lyle Weisman
Lyle Weisman, Attorney in Fact